September 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS International, Ltd. Registration Statement on Form S-4, as amended File No. 333-205442

Dear Mr. Spirgel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ARRIS International Limited (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to September 15, 2015 at 3:30 p.m. Eastern Time, or as soon as practicable thereafter. The Company hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

September 11, 2015

* * * * *

Please contact the undersigned at (678) 473-8717, or W. Brinkley Dickerson, Jr. of the law firm of Troutman Sanders LLP at (404) 885-3822, to notify the Company of the date and time that the Registration Statement has been declared effective.

Sincerely,

/s/ Patrick Macken

Patrick Macken
Senior Vice President and General Counsel

cc: W. Brinkley Dickerson, Jr. (Troutman Sanders LLP)